[LETTERHEAD OF COOLEY GODWARD LLP]

November 10, 2004

Via EDGAR and Federal Express

David Ritenour, Esq.

Donald C. Hunt, Esq.

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop: 3-6

Washington, D.C. 20549

Re:	Conor Medsystems, Inc.

Registration Statement on Form S-1

SEC File No. 333-119174

Gentlemen:

On behalf of Conor Medsystems, Inc., we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-119174 (the “Registration Statement”), marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2004.

The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”), by letter dated October 22, 2004, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

General

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also, in the next amendment, please fill in the blanks throughout the filing, and note that we may have additional comments after you do so.

The Company respectfully acknowledges the Staff’s comment and confirms that any preliminary prospectus circulated will include all non-Rule 430A information. The Company will fill in the blanks throughout the filing in an amendment prior to, or at the time of, circulation of any preliminary prospectus.

November 10, 2004

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2.	Please supplementally provide us with copies of any graphics or artwork that you intend to use in your prospectus. We may have further comment after reviewing those materials.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide under separate cover all graphics and artwork that the Company intends to use in the prospectus.

Prospectus Cover Page

3.	Please remove the language designating Citigroup as “Sole Book-Runner.”

The designation of Citigroup as “Sole Book-Runner” has been removed from the prospectus cover in response to the Staff’s comment.

Summary – Page 1

4.	Please revise the first paragraph of your “Corporate Overview” section to clarify that you have no products available for commercial sale and have not generated any product revenues.

The disclosure has been revised on page 1 in response to the Staff’s comment.

5.	We note that much of the disclosure contained in the prospectus summary, particularly on pages 1 - 3, is identical to the disclosure contained in other parts on the prospectus, particularly on pages 43-45 and 48. Your summary should briefly highlight, and not merely repeat, the key information in your prospectus. See Item 503(a) and the instruction thereto.

The Company respectfully notes the Staff’s comment and has made appropriate revisions to the summary of the Company’s business included in the prospectus summary section beginning on page 1. In accordance with Item 503(a) of Regulation S-K, the revised summary of the Company’s business included in the prospectus summary, together with the information provided elsewhere in the prospectus summary, does not merely repeat the text of the prospectus, but rather provides a brief overview of the key aspects of the offering. The Company respectfully submits that the revised prospectus summary includes information that represents the most significant aspects of the offering, and that these most significant aspects are highlighted in clear, plain language. In particular, the revised summary of the Company’s business included in the prospectus summary summarizes key information with respect to the Company’s technology and product candidates and their clinical status. The Company respectfully submits that the included information provides a useful context for potential investors’ review of the rest of the prospectus.

November 10, 2004

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6.	Please provide copies of the industry reports cited throughout the registration statement, clearly marking the relevant sections. For example, you cite unnamed industry estimates in the second sentence of the “Corporate Overview” subsection on page 1 and in the third full paragraph on page 3. Please also disclose the source of your quoted industry estimates. In addition, please tell us whether the sources of the citied statistics have consented to your use of their data and whether any reports were prepared specifically for your use.

The disclosure has been revised on pages 1, 2, 45, 46 and 47 to indicate that such estimates reflect the belief of the Company or naming the specific source of such information. The Company supplementally advises the Staff that none of the reports were prepared specifically for the Company’s use, and the Company does not have the consent of any authors to cite such publications. The Company has cited a source only where such information is readily and publicly available. The Company respectfully submits that indicating the name of the industry reports would not assist investors in evaluating the prospects of the Company. The Company will supplementally provide under separate cover the publications that form the basis for the Company’s beliefs and estimates.

7.	In the second sentence of the “Corporate Overview” subsection on page 1 and in the first paragraph of the “Business” section on page 43, you state that “industry sources” expect the market for drug eluting stents to grow to over $6 billion by 2008. In addition to supplying us with this report, as requested above, please tell us whether you have obtained any other reports containing estimates of the projected growth of the market for drug eluting stents. If so, please provide us with copies of those reports as well.

The disclosure has been revised on pages 1, 2 and 45 to indicate that such estimates reflect the belief of the Company, and the Company will supplementally provide under separate cover the publications that form the basis for the Company’s beliefs. The Company advises the Staff that it is not aware of any other reports containing estimates of the projected growth of the market for drug eluting stents.

8.	In the carryover paragraph on pages 1 and 2, you discuss your plans to market and distribute your COSTAR stent. With a view toward balanced disclosure, please revise the penultimate paragraph on page 1 and in the Business section to make clear that you have not yet received any government regulatory approvals necessary to distribute the COSTAR stent, and disclose when you anticipate receiving government approvals in each of your anticipated markets.

The disclosure has been revised on pages 1 and 45 in response to the Staff’s comment.

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9.	Please revise the “Risk Factors” subsection of your summary to present the information disclosed using bullet points, subcaptions or another more readable format.

The disclosure has been revised on page 4 in response to the Staff’s comment.

The Offering - Page 5

10.	Please expand your disclosure in the third bullet point regarding shares reserved for future grants to reflect that the number of shares reserved for issuance under your plans does not include the annual increases in the number of shares authorized under your 2004 Equity Incentive Plan, as described on pages 79-80.

The disclosure has been revised on page 5 in response to the Staff’s comment.

Risk Factors – Page 8

11.	Please eliminate the third sentence of the italicized introductory paragraph to your Risk Factors section and revise as appropriate to ensure that your disclosures address all material risks.

The disclosure has been revised on page 8 and throughout the Risk Factors section in response to the Staff’s comment.

12.	We note your disclosure on page 67 under the subheading Facilities that you plan to operate clean room manufacturing facilities. Please consider adding risk factor disclosure, if appropriate, discussing any material risks associated with the operation of these facilities.

Disclosure has been added on page 17 in response to the Staff’s comment.

We believe that it is highly likely that one or more third parties will assert a patent infringement claim against us… - Page 8

13.	Please disclose whether or not you are aware of any parties that currently intend to pursue such claims against you.

The disclosure has been revised on page 8 in response to the Staff’s comment.

We rely on single source suppliers for our COSTAR stent components, manufacturing components, and the active drug used in our COSTAR stent… - Page 15

14.	Please clarify whether you have a guaranteed level of production capacity with your single source suppliers. Please also disclose under “Manufacturing and Raw Materials” on page 57 the material terms of any agreements with such suppliers.

The disclosure has been revised on pages 16 and 60 in response to the Staff’s comment.

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Forward-Looking Statements – Page 28

15.	Please eliminate your disclosure in the third paragraph of this section that you “cannot assure [investors] of the accuracy of the market and industry data” that you have included in the prospectus, as it is inappropriate to disclaim responsibility for the accuracy of disclosures in your prospectus.

The disclosure has been removed on page 28 in response to the Staff’s comment.

Capitalization – Page 30

16.	Provide details of the basis for including the estimated cash proceeds from the warrants that will terminate if not exercised prior to the closing of the offering. Clarify whether there is a firm commitment or other agreement to exercise these options.

The disclosure has been revised on page 30 in response to the Staff’s comment. The Company respectfully submits that, as such warrants are expected to be “in-the-money” and will terminate if not exercised prior to the closing of this offering, presentation of the effect of the issuance of the shares on the Company’s capitalization is appropriate. In the interest of balanced disclosure, the Company has also disclosed the effect that a cashless exercise would have on the Company’s capitalization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 36

17.	We reference the discussion on page 37 of the significant costs expected to fund the Company’s platform development program, the first product candidate and to develop new product candidates. Provide more details of the specific plans to pursue commercialization of the Company’s products, quantify the estimated costs and discuss the expected funding/financing sources. The expected timing of these events should also be discussed.

The disclosure has been revised on page 40 in response to the Staff’s comment.

Liquidity and Capital Resources: Operating Capital and Capital Expenditure Requirements – Page 39

18.	Please revise here or in your Business section to include all of the plan of operation disclosures required by Item 101(a)(2) of Regulation S-K.

The disclosure has been revised on page 40 in response to the Staff’s comment.

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19.	In the penultimate paragraph on page 39, you state that you do not expect to generate significant product revenues until you successfully obtain marketing approval for and begin selling your COSTAR stent. We note that in the last paragraph on page 43, you state that you plan to launch your COSTAR stent in India in early 2005. Please revise the disclosure on page 39, if true, to state that your reference is to marketing and selling in the United States and/or Europe.

The disclosure has been revised on page 39 in response to the Staff’s comment.

20.	We note that the fact that it is “highly likely” that one or more of your competitors will assert patent infringement claims appears to represent a material trend or uncertainty that may materially affect the company’s financial condition and results of operation. Although we recognize that you have included a discussion of the possibility of potential infringement claims elsewhere in the prospectus, please revise to include a more complete discussion and analysis of the potential impact of any patent infringement claims on the company’s financial condition and results of operations. For guidance, please refer to “Focus on Material Trends and Uncertainties” at Section III.B.3 of Release No. 33-8350 available on our website at www.sec.gov.

The disclosure has been revised on page 40 in response to the Staff’s comment.

21.	Please revise your disclosures here, in the first risk factor on page 8 and your “patents and proprietary rights” section on pages 58-64 to provide more details of the reason you believe it is “highly likely” that your competitors will assert patent infringement claims if and when the COSTAR stent is commercialized and the impact that this could have on the Company.

The disclosure has been revised on pages 8, 40 and 66 in response to the Staff’s comment.

Critical Accounting Policies and Significant Judgments and Estimates – Page 40

Stock-Based Compensation – Page 41

22.	Since you reassessed the estimated fair value of your common stock, we believe that these disclosures would be helpful to an investor since changes in your methodologies and assumptions could have a material impact upon your financial statements.

Please revise to provide the following disclosures in MD&A and in the footnotes to the financial statements:

a.	The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.

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b.	Provide more details of the significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent audited balance sheet. Provide a summary of the information included in the supplemental response dated October 12, 2004.
c.	Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent audited balance sheet.
d.	Disclose the valuation method used and the reasons why you chose that method.

The disclosure has been revised on pages 42 and 43 in response to the Staff’s comment.

Business – Beginning on Page 43

Overview – Page 43

23.	Please disclose whether you have the regulatory approvals necessary to launch your COSTAR stent in India in early 2005, or alternatively when you anticipate receiving such approvals.

The disclosure has been revised on page 45 in response to the Staff’s comment.

Industry Background: The Drug Delivery Mechanism – Page 46

24.	Please explain the basis for your belief that uniform coating thickness 1) is a limitation on conventional drug eluting stents and 2) results in lower manufacturing yields.

The disclosure has been revised on page 48 in response to the Staff’s comment.

25.	Please explain the basis for your belief that residual polymers left by conventional drug eluting stents is a limitation of such products.

The disclosure has been revised on page 49 in response to the Staff’s comment.

Industry Background: Limitations on Conventional Drug Eluting Stents

26.	Please explain the basis for your belief that the limited control over drug release kinetics of conventional drug eluting stents is a limitation of such products. We note that, based on your disclosure on page 47, sirolimus and paclitaxel appear to be the two primary drugs used in drug eluting stents for the treatment of restenosis. Are you aware of any studies that show increased efficacy of sirolimus when drug release kinetics differ from those provided by conventional stents?

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The disclosure has been revised on pages 48 and 49 in response to the Staff’s comment. The Company supplementally confirms to the Staff that to its knowledge there is no comparable study to PISCES which evaluates the clinical effects of significant variations in release kinetics on four to six month clinical outcomes.

Clinical Development Program – Page 51

27.	Please revise the disclosure on page 51 or 53 in a way that allows the reader to readily compare information regarding reported results from U.S. pivotal trials of FDA-approved conventional drug eluting stents with your own clinical trials for the PISCES study. The information provided should be, to the extent available, of the same type and format for both the trials of conventional stents and the PISCES study. Please also tell us why you did not provide data regarding in-segment late loss for the PISCES study.

The disclosure has been revised on page 55 in response to the Staff’s comment.

28.	Please disclose whether the results of the SCEPTER study were substantially similar to the results of the PISCES study for formulations F1 and F2.

The disclosure has been revised on page 56 to clarify that the Company does not have results from the SCEPTER trial.

Sales and Marketing – Page 56

29.	We note that the Biotronik and Interventional Technologies agreements (and the descriptions of those agreements on pages F-24 and F-25) provide those entities with rights to distribute your bare cobalt chromium stent. We note, however, that there is no discussion of such a product anywhere else in your registration statement. Please disclose, if material, your plans for developing, obtaining regulatory approval (if necessary) and marketing bare cobalt chromium stents.

The disclosure has been revised on page 58 in response to the Staff’s comment.

Competition – Page 57

30.	Please revise to clarify the extent to which your competitors have announced that they are developing stents that provide the ability to control drug release kinetics and describe how those stents differ from your COSTAR stent. For example, we note your disclosure that Boston Scientific’s TAXUS Liberte stent is designed to further enhance deliverability, but it is unclear whether the TAXUS Liberte stent is a bare metal coated stent or if it incorporates an alternative structural design. It is also unclear the extent to which, if at all, your other identified competitors have announced that they are developing other stents that provide the ability to control drug release kinetics.

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The disclosure has been revised on pages 60 and 61 in response to the Staff’s comment.

Government Regulation: International – Page 66

31.	Please disclose in greater detail the government regulatory approval processes for those jurisdictions in which you anticipate manufacturing, marketing and selling your products, including India and Europe (including Ireland).

The disclosure has been revised on page 70 in response to the Staff’s comment.

Management – Beginning on Page 68

Board of Directors and Officers – Page 68

32.	Please revise the biographical information on pages 68 and 69 to clarify Dr. Litvack’s employment from 2000 until 2003 and Mr. Diaz’s employment from 1999 to 2001. See Item 401(e) of Regulation S-K. Please tell us why Dr. Litvack’s position as general partner of Calmedica Capital, L.P. and member of Calmedica International, LLC is not described.

The disclosure has been revised on pages 71 and 72 in response to the Staff’s comment.

33.	Please disclose any actions that you intend to take and the dates by which those actions will be completed in order to implement all applicable rules of the Nasdaq National Market and Rule 10A-3 of the Exchange Act relating to the structure and composition of your board and your board committees.

The disclosure has been revised on page 75 in response to the Staff’s comment.

Executive Compensation – Page 75

34.	Item 402(a)(3) of Regulation S-K requires the disclosure of all compensation paid to the registrant’s “four most highly compensated executive officers other than the CEO who were serving as executive officers at the end of the last completed fiscal year.” We note your disclosure regarding Ms. Lynch, however inclusion of her compensation does not negate your obligation to disclose the compensation of another highly compensated executive officer serving as an executive officer at the end of your 2003 fiscal year.

The disclosure has been revised on pages 78, 79, 81 and 82 in response to the Staff’s comment.

November 10, 2004

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Certain Transactions – Page 87

35.	In footnote 6 to the table on page 87, please identify Dr Litvack as your Chairman and Chief Executive Officer.

The disclosure has been revised on page 90 in response to the Staff’s comment.

Principal and Selling Shareholders – Pages 61 and 62

36.	Identify the natural persons who beneficially own the shares held by Highland Capital Partners, Maverick Fund, Hunt Capital Partners and Hambrecht & Quist. Please note that beneficial ownership is defined as one who has or shares voting and/or investment power, and voting or investment power with respect to shares held by an entity may be allocated to or otherwise held by persons, groups or bodies who individually or collectively have little or no ownership interest in that entity. For example, if voting or investment control over the shares held by any of the named entities is maintained by that entity’s board of directors, general partners, or similar groups or entities, please include appropriate disclosure.

The disclosure has been revised on page 94 in response to the Staff’s comment. The Company respectfully advises the Staff that it has contacted each beneficial holder of shares and was informed by Highland Capital Partners that pursuant to its internal policies Highland Capital Partners is not willing to provide the requested information.

Underwriting – Page 100

37.	We note that you have reserved a number of shares for sale to officers, directors, employees, and certain other persons associated with you. Supplementally describe the nature of these other persons’ association with you, and address how you determined the prospective recipients. Please provide the following information and make the following revisions:

•	Tell us about the nature and timing of any discussions or arrangements you have had regarding the reserved shares with any parties for whom the underwriters will reserve shares. Address whether any offers or solicitations have been made prior to the filing of the registration statement.

•	Address how you determined the number of shares to reserve.

•	Disclose whether these securities will be subject to lock-up agreements.

•	Tell us the procedures that will be followed to implement the reserved share program, including the process by which you will seek indications of interest.

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•	Supplementally provide a copy of all written material used in connection with the reserved share program and analyze how that material is consistent with Rule 134.

We may have further comments based on your response.

Citigroup Global Markets Inc. will be administering the directed share program. The materials that will be supplementally provided under separate cover to the Staff represent (other than the Conflict Clearance Letter) Citigroup Global Markets Inc.’s form of directed share program materials that have previously been reviewed by Kristina S. Wyatt of the Staff.

Representatives of the Company and the underwriters have agreed to reserve for the directed share program up to 5% of the amount of common shares to be sold in the proposed offering at the initial public offering price. The Company and Citigroup Global Markets Inc. believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of shares to such individuals and (2) customary in transactions of this type. Although the Company has not determined the final number of persons it would like to invite to participate in the directed share program, the Company currently expects to invite all of its officers, directors and employees, and certain of their friends and family members, and continues to consider whether it wishes to invite certain of its suppliers and vendors. As of September 30, 2004, the Company had 62 full-time employees. The Company intends to distribute the directed share program materials to potential purchasers once a preliminary prospectus meeting the requirements of Section 10 of the Securities Act is prepared, filed with the Commission and printed. Please note that no materials have been sent as of the date of this letter.

The directed share program materials will include a Lock-Up Agreement requiring each purchaser in the directed share program to agree that for a period of 25 days from the date of the prospectus, such purchaser will not, without prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of its common stock purchased in the directed share program. Each purchaser will be required to sign the Lock-Up Agreement and submit it to Citigroup Global Markets Inc. The purchasers in the directed share program will be subject to substantially the same form of Lock-Up Agreement as the Company’s officers, directors and major shareholders. However, the Lock-Up Agreement for the directed share participants will also contain the additional following language:

“The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns. The undersigned further understands that his or her Lock-Up Agreement does not constitute

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an obligation on the part of the undersigned to purchase any shares of Common Stock or any agreement by the Underwriters to sell any Securities to the undersigned.”

The form of the lock-up agreement to be executed by the officers, directors and major shareholders will be submitted as an exhibit to the Company’s form of Underwriting Agreement, which will be filed by amendment to Company’s Registration Statement as Exhibit 1.1.

The Company and Citigroup Global Markets Inc. will work together to operate the directed share program. The Company will allocate shares to investors, and Citigroup Global Markets Inc. will handle the mechanics of distributing the shares.

Citigroup Global Markets Inc. and the Company will employ the following procedures in making the offering under the directed share program:

•	The Company will deliver by first class mail or by Federal Express or other reputable overnight courier the directed share materials to potential purchasers once the preliminary prospectus referred to above is printed.

•	If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver (a registered representative of Citigroup Global Markets Inc. will be at the Company’s executive offices on specified dates to accept such delivery) the Indication of Interest (“IOI”) Form, the IPO Questionnaire (which requests from participants who are not employees of the Company information needed to comply with the Voluntary Initiative and NASD Rule 2790), the New Account Information Form (if the person does not already have an account with Citigroup Global Markets Inc.), the Form W-9, the Lock-Up Agreement and, in the event the Company invites business associates to participate in the directed share program, the Conflict Clearance Letter so that they are received by Citigroup Global Markets Inc. on a specified date.

•	When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. Citigroup Global Markets Inc. will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person’s continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person’s account number.

•	Citigroup Global Markets Inc. will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

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•	Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by Citigroup Global Markets Inc. by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup Global Markets Inc. does not receive the potential purchaser’s payment by the settlement date then Citigroup will notify the Company of the same and Citigroup will then sell such shares into the open market.

•	The Company also intends to allow participants based in the United States to participate through a website maintained by Citigroup Global Markets Inc. The website is designed with specific encryption to make available to invited participants electronic versions of the preliminary prospectus, the IPO Questionnaire, the New Account Information Form, the Form W-9, the Lock-Up Agreement and, if the Company chooses to make the website available to business associates, the Conflict Clearance Letter. Participants may also use the website to complete the IPO Questionnaire, to place an IOI and to confirm whether they want to purchase any of the shares that the Company may allocate to those participants who previously submitted an IOI by the IOI deadline.

The Company and Citigroup Global Markets Inc. currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

•	a cover letter to potential purchasers from Citigroup Global Markets Inc., the administrative agent;

•	a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

•	an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing;

•	an IPO Questionnaire to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser, which will be used to help Citigroup Global Markets Inc. determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

•	a New Account Form to be completed by the potential purchaser in order to allow Citigroup Global Markets Inc. to open an account for the potential purchaser (a

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potential purchaser must have a Citigroup Global Markets Inc. account in order to participate in the directed share program);

•	a Form W-9 to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup Global Markets Inc. with the potential purchaser’s taxpayer identification and certification;

•	a Lock-Up Agreement as described above;

•	a Conflict Clearance Letter, which must be completed for any participant that works for a company that conducts business with or seeks to conduct business with the Company. The Conflict Clearance Letter is completed by an officer of the employer and confirms that an individual’s participation in the directed share program does not violate any policies of his employer; and

•	a copy of the preliminary prospectus.

A form of each of these documents, other than the Lock-Up Agreement and the preliminary prospectus, will be supplementally provided to the Staff under separate cover.

The Company supplementally advises the Staff that, in connection with the directed share program, no offers were made prior to the filing of the Registration Statement with the Staff, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.

As described in the directed share program materials, the Company and Citigroup Global Markets Inc. will assure that this directed share program offer is consistent with Section 5 of the Securities Act and Rule 134 by:

•	Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain only language that is permitted by Rule 134.

•	Requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup Global Markets Inc. until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer maybe withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase shares is given after the effective date of the registration statement.

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•	Providing that a potential purchaser’s submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any shares.

•	If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.

38.	Identify the members of the underwriting syndicate that will engage in the electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Also, in your discussion of the procedures, tell us how those procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

•	The communications used;

•	The availability of the preliminary prospectus;

•	The manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and

•	The funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.

Citigroup Global Markets Inc., CIBC World Markets Corp., SG Cowen & Co., LLC and A.G. Edwards & Sons, Inc., the representatives of the underwriters, have advised the Company that the representatives do not, except as discussed above in response to the Staff’s comment numbered 37 with respect to the directed share program, intend to place a prospectus online or otherwise engage in an electronic distribution in connection with

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this offering. However, it is possible that an electronic prospectus may be posted by any member of the underwriting syndicate. Citigroup Global Markets Inc. has advised the Company that none of the agreements Citigroup Global Markets Inc. has with the other underwriters contractually limits the ability of those underwriters to make such a posting. Citigroup Global Markets Inc. has also advised the Company that it does not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the Registration Statement is declared effective.

The Company has been advised by Citigroup Global Markets Inc., the lead manager, that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the Registration Statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, Citigroup Global Markets Inc. knows only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, Citigroup Global Markets Inc. does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until the declaration of effectiveness of the Registration Statement.

To address the Staff’s concerns, Citigroup Global Markets Inc. will include in a communication to the syndicate the following:

“The Securities and Exchange Commission has asked us to inform you that you may not make an online distribution of shares of Conor Medsystems, Inc. common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission.”

Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by Citigroup Global Markets Inc. that syndicate members will so comply, there would not appear to be a regulatory need to make Citigroup Global Markets Inc. responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed

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as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

We supplementally advise the Staff that neither Citigroup Global Markets Inc. nor any of the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. (www.netroadshow.com). While Citigroup Global Markets Inc. has contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site. In its agreement with Citigroup Global Markets Inc., Net Roadshow, Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter, received from the Commission on September 8, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows. Citigroup Global Markets Inc. has previously provided to the Staff copies of its agreement with Net Roadshow, Inc.

Legal Matters – Page 103

39.	Please supplementally provide us with a copy of the form of legal opinion to be filed as Exhibit 5 to your registration statement at the time of filing the first amendment to your registration statement. Please note that we may have additional comments once we have had the opportunity to review the opinion.

The Company acknowledges the Staff’s comment and will supplementally provide under separate cover the form of opinion of Cooley Godward LLP that will be filed as Exhibit 5.1.

Financial Statements

General

40.	Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

The financial statements have been updated as required by Rule 3-12 of Regulation S-X.

November 10, 2004

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41.	Include an updated accountant’s consent with all amendments to the filing.

The Company acknowledges the Staff’s comment and has included an accountant’s consent with the amendment.

42.	Provide supplemental details of the accounting for the forgiveness of the loan with the Chief Technology Officer discussed on page 88.

The Company has revised its disclosures on page F-19 indicating that a charge of $111,074 was recorded in research and development expense during the quarter ended September 30, 2004 upon forgiveness of the officer loan which occurred during that quarter.

Note 8. Convertible Preferred Stock and Stockholders’ Equity (Deficit) – Page F-19

43.	Please explain supplementally your consideration of the cumulative dividends on the Series C and D convertible preferred stock and the accretion of all of the convertible preferred stock to their redemption values in the computation of net loss available to common stockholders. Refer to FAS 128 and EITF Topic D-98. Revise the filing as necessary based on our concerns.

The Company has revised the financial statements and related sections of the Registration Statement to reflect the accretion of cumulative dividends on the Company’s Series C and D redeemable convertible preferred stock in accordance with FAS 128 and EITF Topic D-98 due to the existence of redemption and cumulative dividend features related to the Series C and D redeemable convertible preferred stock. The Company has not accreted dividends on its Series A, B and E convertible preferred stock because these shares do not have redemption or cumulative dividend features.

44.	For options granted during the twelve months prior to the date of the most recent audited balance sheet, please disclose the following in the notes to your financial statements:

a.	For each grant date, the number of options granted, the exercise price, the fair value of your common stock and the intrinsic value (if any) per option.

b.	If the valuation specialist was a related party, please disclose that fact.

The Company supplementally advises the Staff that it believes the disclosures currently contained in Notes 1 and 8 to the consolidated financial statements included in Amendment No. 1 comply with the requirements of APB Opinion No. 25, “Accounting for Stock Issued to Employees” and FAS No. 123, “Accounting for Stock-Based Compensation” and related authoritative literature, as well as Regulation S-X. The Company respectfully notes that the AICPA Audit & Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” recommends, but does not require, the disclosures suggested above.

November 10, 2004

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As noted in the Company’s response to Comment #22 above, the Company has added the requested disclosures to the MD&A Section; however, the Company does not believe that such disclosures would significantly enhance the usefulness of the financial statements.

Part II

Recent Sales of Unregistered Securities – Page II-2

45.	Please revise your disclosures generally to include all of the information required by Item 701 of Regulation S-K, including, among other things, the following:

•	Please identify by name or by class the persons to whom the securities were sold. Please also revise as necessary to disclose the number of purchasers who participated in each offering.

•	Where an offering was conducted in reliance on Regulation D, please disclose the specific Regulation D exemption relied upon and the facts that supported the availability of that exemption.

•	Where an offering was conducted in reliance on Rule 701, please disclose the facts that supported the availability of that exemption.

•	Please provide the disclosures required by Item 701(b) with respect to any underwriters, placement agents, finders or other persons who participated in any offering.

The disclosure has been revised on pages II-2 and II-3 in response to the Staff’s comment.

Exhibits and Financial Statement Schedules – Page II-3

46.	Please file all other required exhibits with the next amendment to your registration statement, and allow sufficient time for staff review.

The Company respectfully acknowledges the Staff’s comment and has filed all exhibits that will not be impacted by the anticipated reverse stock split. All exhibits that will be impacted by the anticipated reverse stock split will be filed when possible.

November 10, 2004

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Please do not hesitate to call me at (650) 843-5654, or Suzanne Sawochka Hooper at (650) 843-5180, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/    CHADWICK L. MILLS

Chadwick L. Mills

cc:	Frank Litvack, M.D. (Conor Medsystems, Inc.)
Lynn Dicker (Securities and Exchange Commission)
Suzanne S. Hooper, Esq. (Cooley Godward LLP)
John T. McKenna, Esq. (Cooley Godward LLP)
Donald J. Murray, Esq. (Dewey Ballantine LLP)